SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-13d-2(a)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

G21101103
(CUSIP Number)

Qihong Zhang
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
+86-135-03863560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G21101103

1	NAMES OF REPORTING PERSONS

MEG CHAMP LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (1)

5	SOURCE OF FUNDS CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

		0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		12,088,800
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER

		12,088,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,088,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3% (2)

14	TYPE OF REPORTING PERSON

CO (3)

(1) The securities that are the subject of this Statement were acquired pursuant to gifts for no consideration by Oasis Green Investments Limited (“Oasis”).

(2) Based on 59,433,828 ordinary shares of China Gerui Advanced Materials Group Limited (the “Issuer”), no par value (the “Ordinary Shares”) outstanding as of March 29, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(3) Meg Champ Limited (“Meg Champ”) is a company organized and existing under the laws of the British Virgin Islands.

CUSIP: G21101103

1	NAMES OF REPORTING PERSONS

VICTOR TRAIT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (1)

5	SOURCE OF FUNDS CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

		0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,349,837
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER

		3,349,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,349,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6% (2)

14	TYPE OF REPORTING PERSON

CO (3)

(1) The securities that are the subject of this Statement were acquired pursuant to gifts for no consideration by Oasis.

(2) Based on 59,433,828 Ordinary Shares outstanding as of March 29, 2011.  Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(3) Victor Trait Limited (“Victor Trait”) is a company organized and existing under the laws of the British Virgin Islands.

CUSIP: G21101103

1	NAMES OF REPORTING PERSONS

MINGWANG LU

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (1)

5	SOURCE OF FUNDS CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

		0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,438,637 (2)
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER

		15,438,637 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,438,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0% (3)

14	TYPE OF REPORTING PERSON

IN

(1) The securities that are the subject of this Statement were acquired pursuant to gifts for no consideration by Oasis.

(2) Mr. Mingwang Lu (“Mr. Lu”), the sole shareholder and sole director of each of Meg Champ and Victor Trait, is deemed to be the beneficial owner of the 12,088,800 Ordinary Shares directly owned by Meg Champ and the 3,349,837 Ordinary Shares directly owned by Victor Trait pursuant to Rule 13d-3 of the Act, and has shared voting and dispositive power with Meg Champ over the 12,088,800 Ordinary Shares directly owned by Meg Champ and has shared voting and dispositive power with Victor Trait over the 3,349,837 Ordinary Shares directly owned by Victor Trait.

(3) Based on 59,433,828 Ordinary Shares outstanding as of March 29, 2011. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.  Security and Issuer.

The name of the Issuer is China Gerui Advanced Materials Group Limited.  The Issuer’s principal executive offices are at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

Item 2.  Identity and Background.

(a)           This statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to a Joint Filing Agreement attached hereto as Exhibit 1:

(i)	Meg Champ Limited

(ii)	Victor Trait Limited

(iii)	Mingwang Lu

(b)           The principal business address of each of the Reporting Persons is 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

(c)           The principal business of each of Meg Champ and Victor Trait is to hold, transact or otherwise deal in the securities of the Issuer or other entities on behalf of Mr. Lu.  Mr. Lu is sole director and sole shareholder of each of Meg Champ and Victor Trait.

The principal occupation of Mingwang Lu is Chairman and Chief Executive Officer of the Issuer.  Additionally, Mr. Lu serves as sole director and sole shareholder of each of Meg Champ and Victor Trait.

(d)-(e)           During the five years preceding March 29, 2011, none of the Reporting Persons nor any other person identified in Item 2(c) has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Meg Champ and Victor Trait is a company organized and existing under the laws of the British Virgin Islands.

Mr. Lu is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities covered by this statement were acquired pursuant to gift transfers by Oasis.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the securities covered by this statement pursuant to the transactions described in Item 3 above and with no other purpose.

The Reporting Persons and other individuals identified in Item 2 have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

(a)           For purposes of Rule 13d-3 promulgated under the Act, Meg Champ beneficially owns and controls 12,088,800 Ordinary Shares, representing 20.3% of the outstanding Ordinary Shares (based on 59,433,828 Ordinary Shares outstanding as of March 29, 2011). For purposes of Rule 13d-3 promulgated under the Act, Victor Trait beneficially owns and controls 3,349,837 Ordinary Shares, representing 5.6% of the outstanding Ordinary Shares as of March 29, 2011. For purposes of Rule 13d-3 promulgated under the Act, Mr. Lu beneficially owns and controls 15,438,637 Ordinary Shares, representing 26.0% of the outstanding Ordinary Shares as of March 29, 2011.

(b)           Mr. Lu is the sole director and sole shareholder of each of Meg Champ and Victor Trait.  Meg Champ holds 12,088,800 Ordinary Shares and Victor Trait holds 3,349,837 Ordinary Shares. Meg Champ and Mr. Lu therefore have shared voting and dispositive power over the 12,088,800 Ordinary Shares held by Meg Champ, and Victor Trait and Mr. Lu therefore have shared voting and dispositive power over the 3,349,837 Ordinary Shares held by Victor Trait.  None of the Reporting Persons beneficially owns any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, none of the Reporting Persons has been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Persons or any other person identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among Meg Champ Limited, Victor Trait Limited and Mingwang Lu, dated as of March 29, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2011

MEG CHAMP LIMITED

By:	/s/ Mingwang Lu
Name:	Mingwang Lu
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2011

VICTOR TRAIT LIMITED

By:	/s/ Mingwang Lu
Name:	Mingwang Lu
Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2011

/s/ Mingwang Lu
Mingwang Lu

Exhibit 1

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of China Gerui Advanced Materials Group Limited, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated:  March 29, 2011

MEG CHAMP LIMITED

By:	/s/ Mingwang Lu
Name:	Mingwang Lu
Title:	Director

VICTOR TRAIT LIMITED

By:	/s/ Mingwang Lu
Name:	Mingwang Lu
Title:	Director

MINGWANG LU

/s/ Mingwang Lu